                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A

                 General Form for Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                CABLE LINK, INC.
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Ohio                                                 31-1239657
-------------------------------                             --------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


         280 Cozzins Street                                         43215
----------------------------------------                      -----------------
(Address of principal executive offices)                         (Zip Code)


Issuer's telephone number                   (614) 221-3131
                         ---------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

         This Amendment No. 1 to Form 10-SB is being filed to add Management's Discussion and Analysis to Part I, Item 2, and Registrant's financial statements for the quarter ended September 30, 1997 to Part F/S as follows:

                                     PART I

Item 2. MANAGEMENT DISCUSSION AND ANALYSIS

Result of Operations


Net sales

Net sales for third quarter ending September 30, 1997 were $2,720,514 compared to $1,822,359 for the third quarter ending September 30, 1996. This represents an increase of 49% or $898,155 over the previous year. Sales for the nine months ending September 30, 1997 were $7,574,049 versus $6,764,982 for September 30, 1996. This represents an increase of 12% or $809,067 over the previous year. The increase in sales is primarily due to an expanded customer base and an increase in the company's repair and refurbishing business.


Cost of goods sold

The cost of goods sold decreased to 59.5% of sales in the third quarter of 1997 from 73.8% for the third quarter 1996. For the nine months ending September 30, 1997 the cost of goods sold decreased to 64% of sales compared to 65.6% of sales for the nine months ending September 30,1996. The majority of the reduction in cost of goods sold is production labor expenses. The production labor costs declined in the third quarter as a percent of sales to 12.1% from 23.3% in comparison to last year's third quarter. The labor cost has decreased to 13.9 percent of sales through the third quarter 1997 from 18.0 percent through the same period in 1996. This decrease in labor cost is primarily the result of a reduction in labor force as well as increased efficiencies and new procedures that have led to improved productivity of employees.


Operating expenses

The operating expenses decreased to 24.4% of sales in the third quarter 1997 from 40.2% for third quarter 1996. In 1996 the operating expenses, as a percent of sales were 33.3% for nine months ending September 30 and have decreased to 25.5% of sales for the nine months ending September 30,1997. The decrease was due to a reduction in administrative personnel. Job procedures were implemented which increased the efficiencies and reduced costs.

Income from operations

Income from operations increased to $437,075 or 16.1% of sales for the third quarter ending September 30,1997 compared to a loss of ($254,833) in the third quarter 1996. The income from operations increased to $785,442 or 10.4% of sales for the first nine months ending September 30,1997 as compared to $77,444 or 1.1% of sales through the same period in 1996. Net income for the third quarter of 1997 was $288,214 or $.18 per share versus a loss of ($239,674) or ($.17) per share for the third quarter of 1996. Per share earnings for the nine months ending September 30, 1997 were $.37 versus $.02 ending September 30, 1996.

The company's increased profitability over the past nine months ending September 30, 1997 has exhausted all net operating loss carryforward that was generated from prior years. Through the first nine months in 1997 the company has expensed $135,000 for federal, state and local taxes. As a result of a 12% increase in sales and improved gross profit margin, and reduced costs the company has generated earnings of $603,247 or 8.0% of sales through the first nine months in 1997 as compared to $20,982 or 0.3% of sales the nine months ending September 30, 1996.


Liquidity and Capital Resources

The company finances its operations primarily through internally generated funds and the bank line of credit. Bank borrowings decreased which resulted in lower interest expense. As a result of the increase in sales, accounts receivable increased $523,765 over the December 31, 1996 balance. Inventory remained constant. As a result of improved cash flow, accounts payable decreased $423,706. Accrued expenses increased $120,367 due to income taxes and bonuses. Property and equipment purchases decreased in 1997 and are expected to be below 1996 expenditures for the remainder of 1997.

The company declared a 10% stock dividend on August 1, 1997.

On January 8, 1997, the company entered into an agreement with another entity (the Buyer) to purchase 165,000 shares of common stock and warrants to purchase additional 165,000 shares of common stock for $200,000. As of September 30, 1997 the company has sold 165,000 shares and warrants to purchase 82,000 shares were exercised for a total working capital of $325,000.

The company believes that its available financial resources are adequate to meet its foreseeable working capital, debt service and capital expenditure requirements.

New Accounting Pronouncements

In March 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard (SFAS) No: 128 "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' earnings per share. The company will adopt this statement for the year ending December 31, 1997. The effect of adopting this standard on earnings per share is not expected to materially affect earnings per share.

                                    PART F/S



                                CABLE LINK, INC.
                  COMPARATIVE STATEMENTS OF INCOME (UNAUDITED)


                                          3 Months Ending September 30                  9 Months Ending September 30
                                           1997                   1996                   1997                   1996
                                      --------------         --------------         --------------         --------------
Net Sales                                $ 2,720,514            $ 1,822,359            $ 7,574,049            $ 6,764,982

      Cost of Goods Sold                   1,619,053              1,345,122              4,852,959              4,437,102
      Operating Expenses                     664,386                732,070              1,935,648              2,250,436
                                       -------------          -------------           ------------           ------------

           Total Expenses                  2,283,439              2,077,192              6,788,607              6,687,538

Income From Operations                       437,075            (   254,833)               785,442                 77,444

      Interest Expense                  (     14,354)           (    21,052)          (     49,747)          (     63,114)
      Other Income                               493                  7,711                  2,552                 23,052

Income (Loss) Before Taxes                   423,214            (   268,174)               738,247                 37,382
      Provision For Taxes                    135,000                 28,500                135,000                 16,400
                                       -------------          -------------          -------------         --------------

Net Income (Loss)                       $    288,214           $   (239,674)          $    603,247          $      20,982


Weighted Average Common
  Shares and Equivalents                   1,632,302              1,384,802              1,632,302              1,384,802

Net Earnings (Loss) Per Share                   0.18                  (0.17)                  0.37                   0.02





           Note: Net earnings and number of Shares are restated to reflect a 3 for 2 stock split effective January 21, 1997 and a 10% stock dividend effective August 1, 1997. The shares also reflect the purchase of 165,000 (post split) shares by Axxess International Group as well as 82,500 shares exercised by Axxess on July 11, 1997.

                                CABLE LINK, INC.
                           COMPARATIVE BALANCE SHEETS

                                                       1997                 1996
                                                   SEPTEMBER 30         December 31
                                                   (UNAUDITED)           (Audited)
                                                   -----------           ---------
           ASSETS
Current Assets
     Cash                                       $      43,534         $    115,796
     Accounts Receivable                            1,270,328              838,985
     Inventories                                    1,178,601            1,176,309
     Prepaid Expenses                                 164,847              129,609
                                                  -----------        -------------
           Total Current Assets                     2,657,310            2,260,699
                                                  -----------         ------------

Property and Equipment
     Cost                                           1,442,946            1,323,440
     Accumulated Depreciation                     (   728,815)         (   604,311)
                                                  -----------          -----------
           Total Property and Equipment               714,131              719,129
                                                  -----------          -----------

           Total Assets                           $ 3,371,441          $ 2,979,828
                                                  ===========          ===========

           LIABILITIES
Current Liabilities
     Accounts Payable, Trade                      $   889,638          $ 1,313,344
     Current Portion Notes Payable                     27,321              101,703
     Bank Revolving Credit Line                       385,085              607,090
     Accrued Expenses                                 355,470              185,103
                                                  -----------          -----------
           Total Current Liabilities                1,657,514            2,207,240

           Long Term Debt                             136,417              106,762
                                                  -----------          -----------

           Total Liabilities                        1,793,931            2,314,002
                                                  -----------          -----------

           STOCKHOLDER'S EQUITY
Current Stockholder's Equity
     Common Stock                                   1,538,235            1,229,798
     Retained Earnings (deficit)                       39,275          (   563,972)
                                                  -----------          -----------
           Total Stockholder's Equity               1,577,510              665,826
                                                  -----------          -----------

           Total Liabilities and Equity           $ 3,371,441          $ 2,979,828
                                                  ===========          ===========

                                CABLE LINK, INC.
                              CASH FLOW STATEMENT

                        Nine Months Ended September 30,

                                                               1997                1996
                                                            -----------        --------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                              $ 603,247          $   20,982
      Adjustments to reconcile net income to net
        cash provided by (used in) operating activities:
           Depreciation and amortization                        124,504              83,233
           (Increase) decrease in operating assets:
                Accounts receivable                            (533,765)             24,121
                Inventories                                  (    2,292)          (  32,702)
                Prepaid expenses                                 67,184              69,355
           Increase (decrease) in operating liabilities:
                Accounts payable                               (423,706)         (    2,218)
                Accrued expenses                                170,367            (158,054)
                                                             ----------          ----------
      Net cash provided by operating activities                   5,539               4,717
                                                             ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of property and equipment                       (119,506)           (236,413)
                                                             ----------          ----------
      Net cash used in investing activities                    (119,506)           (236,413)
                                                             ----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sales of common stock                       308,437              61,600
      Repayments on line of credit, net                        (222,005)         (    1,738)
      Issuance of long-term debt                                 29,655             106,420
      Principal payments on debt                              (  74,382)          (  59,799)
                                                             ----------          ----------
      Net cash provided by financing activities                  41,705             106,483
                                                             ----------          ----------

           Net decrease in cash                               (  72,262)           (125,213)

      Cash - beginning of period                                115,796             149,783
                                                             ----------          ----------

      Cash - end of period                                   $   43,534          $   24,570
                                                             ==========          ==========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
      Cash paid during the period for interest               $   49,747          $   63,114

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CABLE LINK, INC.


November 14, 1997                          By /s/ BOB BINSKY
                                              --------------------------
                                            Chairman of the Board,
                                             Chief Executive Officer